EXHIBIT 99.1

TransAlta to Acquire 310 MW Contracted Ontario Gas Portfolio for $95 Million

CALGARY, Alberta, Nov. 17, 2025 (GLOBE NEWSWIRE) --

Highlights

  Purchase price of $95 million, or approximately $306 per kilowatt (kW)
  Immediately accretive to free cash flow and cash yield upon closing with approximately 68% of the portfolio's gross margin contracted to 2031; attractive recontracting fundamentals longer-term
  TransAlta's Energy Marketing and Trading team to deliver merchant upside and synergies
  Augments and further diversifies TransAlta’s contracted portfolio and enhances competitive position in our core market of Ontario, increasing our footprint by 310 megawatts (MW) to 1,300 MW

TransAlta Corporation (TransAlta or the Company) (TSX: TA; NYSE: TAC) is pleased to announce that it has entered into a definitive share purchase agreement (the Agreement) with an affiliate of Hut 8 Corp. and Macquarie Equipment Finance Ltd., the equity owners of Far North Power Corporation (Far North), pursuant to which TransAlta will acquire Far North and its entire business operations in Ontario. Far North owns and operates generation assets consisting of four natural gas-fired generation facilities totalling 310 MW. The purchase price for the acquisition is $95 million, subject to working capital and other adjustments. The Company will finance the transaction using cash on hand and draws on its credit facilities.

“With this acquisition, our position in Ontario increases through contracted and complementary assets. As electrification and population growth continues, the market will meaningfully rely on existing firm, dispatchable generation for grid reliability. Beyond the contract period these assets are attractively positioned for re-contracting opportunities as well as with optionality given the 167 acres of co-located land. The transaction adds to our reliable and increasingly diversified portfolio, and we see long term value in these assets," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"This acquisition is immediately accretive to cash flow and demonstrates progress towards our priority of pursuing strategic M&A," said Joel Hunter, Executive Vice President, Finance and Chief Financial Officer. "We expect to seamlessly integrate these assets while remaining focused on advancing our Alberta data centre and Centralia opportunities."

The assets are expected to add approximately $30 million of average Adjusted EBITDA1 per year, from the 120 MW Iroquois Falls, 110 MW Kingston, 40 MW North Bay and 40 MW Kapuskasing facilities. The Agreement is subject to customary closing conditions, including receipt of regulatory approvals. The transaction is expected to close by early first quarter of 2026.

1 Adjusted EBITDA is non-IFRS measure. It does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other entities. Adjusted EBITDA is calculated by adjusting Earnings before income taxes for certain items that may not be reflective of ongoing business performance. The average Adjusted EBITDA is based on the expected aggregate Adjusted EBITDA for the period from 2027 - 2031 divided by the number of years in such period. Please refer to the “Non-IFRS and Supplementary Financial Measures” section of our management’s discussion and analysis for the three and nine months ended September 30, 2025 (“MD&A”) for more information about the non-IFRS measures we use, including a reconciliation of Adjusted EBITDA to Earnings before income tax, the most directly comparable IFRS measure, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TransAlta’s profile.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and thermal power and Alberta’s largest hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "continue" or other similar words. In particular, this news release contains forward-looking statements about the following, among other things: the acquisition of Far North Power Corporation; the anticipated benefits arising from such acquisition, including the addition of approximately $30 million of average Adjusted EBITDA per year, that the acquisition will be immediately accretive to free cash flow and cash yield upon closing, that the assets are attractively positioned for re-contracting opportunities and that we expect our Energy Marketing and Trading team to deliver merchant upside and synergies.

Forward-looking statements and future-oriented financial information in this news release are intended to provide the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are subject to important risks and uncertainties and are based on certain key assumptions. All forward-looking statements reflect TransAlta's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking statements, you should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to our most recent MD&A and the 2024 Integrated Report, including the section titled "Governance and Risk Management" in our MD&A for the year ended December 31, 2024, filed under TransAlta's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com